FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                19 March 2008


                               File no. 0-17630


                       CRH - 2007 FINAL DIVIDEND - SCRIP



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


Enclosure: '2007 Final Dividend - Scrip


19th March 2008


CRH plc
2007 Final Dividend Scrip Alternative

-----------------------

CRH plc announces that the price of a New Share in respect of the 2007
Final Dividend Scrip Alternative will be EUR24.15. The entitlement will be one New Share for every 62.890625 shares held where dividend withholding tax applies and for every 50.3125 shares held where dividend withholding tax does not apply.


Enquiries:

Angela Malone
Company Secretary
Tel: 00 3531 6344 340


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  19 March 2008

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director